UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 0-30148

PNI DIGITAL MEDIA INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PNI DIGITAL MEDIA INC.

Date: February 23, 2011

/s/ Simon Bodymore

Simon Bodymore
Chief Financial Officer

PNI Digital Media Inc.

Unaudited Interim Consolidated Financial Statements
For the three month period ended December 31, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Consolidated Balance Sheets
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	December 31, 2010	September 30, 2010

Assets

Current assets
Cash and cash equivalents	$3,737,564	$4,690,355
Accounts receivable (note 5)	6,125,136	5,302,865
Prepaid expenses and other current assets	548,702	541,026
Current portion of future income tax asset	1,094,702	1,026,651

	11,506,104	11,560,897

Property and equipment	5,184,067	5,230,829
Future income tax asset	4,280,015	4,953,934
Intangible assets	873,775	1,115,794
Goodwill	630,351	658,904

	$22,474,312	$23,520,358

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,911,753	$5,471,878
Current portion of deferred revenue	602,139	613,081
Current portion of capital lease obligations	-	107,964
Future income tax liability	115,889	119,081

	4,629,781	6,312,004

Deferred revenue	50,137	78,876
	4,679,918	6,390,880

Shareholders’ Equity (note 6)

Share capital	$65,996,007	$66,200,215
Contributed surplus	19,175,859	18,933,619
	85,171,866	85,133,834

Deficit	(64,601,299)	(65,684,820)

Accumulated other comprehensive loss	(2,776,173)	(2,319,536)

	(67,377,472)	(68,004,356)

	17,794,394	17,129,478

	$22,474,312	$23,520,358

Approved by the Board of Directors

“Kyle Hall” Director	“Peter Fitzgerald “ Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Earnings and Comprehensive Gain
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2010	December 31, 2009

Revenue (note 8)	$7,733,805	$7,756,213

Expenses
Network delivery	1,489,955	1,947,684
Software development	2,728,289	1,924,592
General and administration	1,023,791	1,080,758
Sales and marketing	303,110	240,503
Amortization	689,379	1,372,816

	6,234,524	6,566,353

Earnings from operations before the undernoted	1,499,281	1,189,860

Realized foreign exchange (loss) gain	(25,449)	(20,140)

Unrealized foreign exchange gain	195,888	167,973

Interest income	48	425

Interest expense – capital lease	(5,536)	(27,323)

Interest expense - other	-	(1,560)

Loss on disposal of property and equipment	(19,472)	-

	145,479	119,375

Earnings before income taxes	1,644,760	1,309,235

Current income tax (expense)	-	-
Future income tax (expense) benefit	(561,239)	(64,912)

Net earnings	1,083,521	1,244,323

Other comprehensive earnings:

Unrealized foreign exchange loss on translation of self sustaining foreign operations	(456,637)	(312,056)

Comprehensive gain	$626,884	$932,267

Earnings per share (note 6)

Basic	$0.03	$0.04
Fully diluted	$0.03	$0.04

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Deficit
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2010	December 31, 2009

Balance, beginning of period	$(65,684,820)	$(72,536,814)

Net earnings for the period	1,083,521	1,244,323

Balance, end of the period	$(64,601,299)	$(71,292,491)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2010	December 31, 2009

Cash flows from operating activities
Net earnings for the period	$1,083,521	$1,244,323
Items not affecting cash
Amortization	689,379	1,372,816
Stock-based compensation expense	199,097	185,077
Unrealized foreign exchange (gain)	(195,888)	(167,973)
Allowance for doubtful accounts	9,086	-
Loss on disposal of property and equipment	19,472	-
Future income tax expense	561,239	64,912
Accretion and other items	-	43,066

	2,365,906	2,742,221
Net change in non-cash working capital items (note 11):	(2,499,216)	1,597,592

Provision for unrecoverable lease payments	-	(35,629)
Payments made to settle asset retirement obligations	-	(31,093)

	(133,310)	4,273,091

Cash flows from investing activities
Purchase of property and equipment	(378,024)	(224,102)
Proceeds on disposal of property and equipment	809	-

	(377,215)	(224,102)

Cash flows from financing activities
Repurchase of common shares	(140,361)	-
Repayment of loan payable	-	(937,548)
Repayment of capital lease obligations	(107,964)	(95,195)
Repayment of loan used to finance the acquisition of WorksMedia Limited	-	(472,548)
	(248,325)	(1,505,291)

Effect of changes in foreign exchange rates on cash and cash equivalents	(193,941)	(232,371)

(Decrease) Increase in cash and cash equivalents during the period	(952,791)	2,311,327

Cash and cash equivalents - beginning of period	4,690,355	4,237,284

Cash and cash equivalents - end of period	$3,737,564	$6,548,611

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

On June 4, 2009, the Company changed its name from PhotoChannel Networks Inc. to PNI Digital Media Inc.

PNI Digital Media Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the audited consolidated financial statements for the year ended September 30, 2010. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2010.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings and comprehensive earnings, and consolidated cash flows as at and for the three months ended December 31, 2010 and for all periods presented, have been made. All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year. Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the year. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

3.	Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Management is currently in the process of determining the impact of this EIC on the Company’s consolidated financial statements.

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Accounts receivable

	As at December 31, 2010	As at September 30, 2010

Trade accounts receivable	$6,259,318	$5,425,805
Allowance for doubtful accounts	(183,753)	(176,531)
	6,075,565	5,249,274

Commodity taxes recoverable	49,571	53,591
Total	$6,125,136	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:
	As at December 31, 2010	As at September 30, 2010

Balance, beginning of period	$176,531	$154,945
Write-off of bad debts	-	33,781
Increase in allowance for doubtful accounts	9,086	(9,945)
Impact of foreign currency translation	(1,864)	(2,250)
Balance, end of period	$183,753	$176,531

During the three month period ended December 31, 2010 the Company incurred bad debt expenses of $9,086 (three month period ending December 31, 2009 - $9,945).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

6.	Share capital and stock options

a)      Consolidated statement of shareholders’ equity

	Share capital
	Number of Common Shares	Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity

Balance September 30, 2010	33,853,782	$66,200,215	$18,933,619	$(65,684,820)	$(2,319,536)	$17,129,478

Stock-based compensation recorded in net earnings	-	-	103,539	-	-	103,539

Compensation expense in connection with acquisition of WorksMedia Limited	-	-	95,558	-	-	95,558

Cancellation of shares repurchased	(115,200)	(43,143)	43,143	-	-	-

Purchase of share capital for cancellation (98,300 shares)	-	(161,065)	-	-	-	(161,065)

Net earnings	-	-	-	1,083,521	-	1,083,521

Other comprehensive loss	-	-	-	-	(456,637)	(456,637)

Balance December 31, 2010	33,738,582	$65,996,007	$19,175,859	$(64,601,299)	$(2,776,173)	$17,794,394

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 12(d) to the most recent audited consolidated financial statements for the year ended September 30, 2010. The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company. The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years. Options vest over eighteen (18) months.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the three month period ended December 31, 2010, the Company granted 500,000 options to officers and directors (period ended December 31, 2009: nil). The weighted average fair value of each option issued was estimated at the grant date using the Black-Scholes option-pricing model using the following assumptions:

Description	Three Months Ended December 31, 2010

Exercise price	$1.55
Market price on date of grant	1.55
Expected volatility	60%
Risk-free interest rate	1.79%
Expected life (years)	4.5
Expected dividend yield	0%

Weighted average grant-date fair value ($ per share)	$0.77

The Company recorded $67,186 in compensation expense associated with stock options.

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSU’s will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met. PSU’s vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met and adjusts the estimate at the conclusion of the performance period. The expense is amortized on a straight-line basis over the vesting period.

During the three months ended December 31, 2010, the Company granted 100,000 target PSU’s at a fair value of $1.55 per share. The Company recognized compensation expense of $9,688 during the three months ended December 31, 2010 (period ended December 31, 2009: nil).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

d)	Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The Company recognizes the expense on a straight-line basis over the vesting period.
During the three month period ended December 31, 2010, 206,600 RSU’s were awarded at a fair value of $1.55 per share; consisting of 146,600 awarded to key employees and 60,000 awarded to non-executive directors of the Company. The Company recognized compensation expense of $26,665 during the three months ended December 31, 2010 (period ended December 31, 2009: nil).

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principle Vendors over a three year period.On March 10, 2010, the Company released 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. As at December 31, 2010, 357,000 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

f)	Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 shares to approximately 1.7 million shares, or 5% of the outstanding common shares of the Company.

As at September 30, 2010, the Company held 30,000 shares that had been purchased for cancellation. During the three month period ended December 31, 2010, the Company purchased a further 98,300 shares under the Bid for a total purchase price of $161,065. As at December 31, 2010, 115,200 of these shares have been cancelled.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

On cancellation of these 115,200 shares, $43,143, representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Subsequent to December 31, 2010, the Company purchased a further 75,400 shares for a purchase price of $118,885.

Since inception of the Bid, the Company has purchased 273,700 shares for a purchase price of $430,553.

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	Three Months Ended	Three Months Ended
	December 31, 2010	December 31, 2009

Net profit for the period (numerator)	$1,083,521	$1,244,323

Weighted average number of shares outstanding (denominator)

Basic	33,777,750	33,707,682

Effect of dilutive securities:

Stock options	115,567	142,025
RSU’s	13,290	-
PSU’s	7,776	-

Diluted	33,914,383	33,849,707

7.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The Company’s sales by geographical area are as follows:

	Three Months Ended	Three Months Ended
Description	December 31, 2010	December 31, 2009

Canada	$1,515,624	$1,607,541
United States	4,823,139	4,388,297
United Kingdom	1,325,303	1,638,087
Other	69,739	122,288

Total	$7,733,805	$7,756,213

Revenue is attributed to the geographic location of the Company’s customer.

As at December 31, 2010 and September 30, 2010, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
December 31, 2010
Property and equipment	$5,175,595	$8,472	$5,184,067
Goodwill and intangible assets	$77,382	$1,426,744	$1,504,126

September 30, 2010
Property and equipment	$5,216,602	$14,227	$5,230,829
Goodwill and intangible assets	$77,382	$1,697,316	$1,774,698

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended
Description	December 31, 2010	December 31, 2009

Customer A	$2,157,547	$2,432,576
Customer B	$1,126,086	$936,713
Customer C	$3,016,250	$2,808,095

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

8.	Revenue

	Three Months Ended
Description	December 31, 2010	December 31, 2009

Transaction fees	$6,299,661	$6,306,221
Software licenses and installation fees	656,461	775,363
Membership fees	448,816	396,402
Professional fees	14,345	47,057
Archive fees	314,522	231,170
Total	$7,733,805	$7,756,213

Product revenue is presented in note 12(a)

9.	Related Party Transactions

During the three month period ended December 31, 2010, the Company incurred legal fees of $34,636 (period ended December 31, 2009 - $22,825) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2010 included $14,097 (September 30, 2010 - $4,968) related to these services.

During the three month period ended December 31, 2010, the Company incurred consulting fees of $14,900 (period ended December 31, 2009 - $nil) for services provided by a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at December 31, 2010 included $nil (September 30, 2010 - $4,993) related to these services.

During the three month period ended December 31, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $8,449 (period ended December 31, 2009 - $5,049) with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at December 31, 2010 included $3,406 (September 30, 2010 - $7,128) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder. During the three month period ended December 31, 2010, the Company was recharged it proportional share of office running costs totalling $45,088 (period ended December 31, 2009: $53,565) by this related party. In addition, during the three month period ended December 31, 2010, the Company used the software development services of this company, incurring costs of $16,957 (period ended December 31, 2009: $23,125). At December 31, 2010, accounts payable included $23,479 (September 30, 2010: $25,118) related to these services.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the three month period ended December 31, 2010, the Company generated revenue of $1,677 (period ended December 31, 2009: $nil) relating to transaction fees, software license and installation fees, and membership fees from a customer of which a Director and Officer of the Company controls. Accounts receivable at December 31, 2010 included $2,609 (September 30, 2010 - $3,642) related to these services.

10.	Commitments

At December 31, 2010, the Company was committed to purchase items of equipment with a cost of $4,598 (September 30, 2010 - $34,802).

The contractual obligations and payments due as at December 31, 2010 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years

Property leases	943,784	263,382	526,763	153,639

Other service agreements	7,731,769	1,541,671	3,073,392	3,116,706

Purchase obligations	4,598	4,598	-	-

	8,680,151	1,809,651	3,600,155	3,270,345

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the quarter ended December 31, 2010, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. Subsequent to the period end, the Company continues to negotiate the final allocation of the settlement charge with the former customer and expects to conclude its discussions prior to the end of the three month period ended March 31, 2011. Included in these consolidated financial statements is an accrual of US$80,000 representing the Company’s best estimate of the amount that it will be required to pay out.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the three month period ended December 31, 2010, the Company received notice from a customer that a claim had been brought against them from a United States based entity (the “entity”), alleging that certain services offered by the Company’s customer infringed on a patent licenced by the entity. A portion of the services that are alleged to be in breach of this patent are provided by the Company. The Company’s customer has requested that the Company indemnify them from any damages resulting from this claim. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

11.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended
	December 31, 2010	December 31, 2009

Accounts receivable	$(907,457)	$(405,168)
Prepaid expenses and other current assets	(11,112)	1,369
Accounts payable and accrued liabilities	(1,566,204)	1,977,533
Changes in deferred revenue	(14,443)	23,858
Total	$(2,499,216)	$1,597,592

12.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a)     Statements of loss and comprehensive loss

Net profit from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	Three Months Ended
	December 31, 2010	December 31, 2009

Revenue
Service revenue	$7,425,800	$6,710,244
Product revenue	308,005	1,045,969
	7,733,805	7,756,213

Expenses
Network delivery – service revenue	1,204,973	1,185,748
Network delivery – product revenue	284,982	761,936
Software development	2,728,289	1,924,592
General and administration	1,023,791	1,080,758
Sales and marketing	303,110	240,503
Amortization	689,379	1,372,816
Impairment of property and equipment (d)	19,472	-
	6,253,996	6,566,353

Net earnings from operations	$1,479,809	$1,189,860

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net earnings for the period is as follows:

	Three Months Ended
	December 31, 2010	December 31, 2009

Net earnings for the period under Canadian GAAP	$1,083,521	$1,244,323
Deferred tax expense (g)	26,706	-
Net earnings for the period under U.S. GAAP	1,110,227	1,244,323

Other comprehensive gain:

Unrealized foreign exchange loss on translation of foreign subsidiaries with different functional currencies	(456,637)	(312,056)

Comprehensive gain under US GAAP	$653,590	$932,267
Earnings per share under U.S. GAAP
Basic	$0.03	$0.04
Fully diluted	$0.03	$0.04

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(b)	Balance Sheet

The reconciliation of the balance sheet between Canadian GAAP and US GAAP is as follows:

	December 31, 2010		September 30, 2010
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets
Current assets	$11,506,104	$11,506,104	$11,560,897	$11,560,897
Intangible assets	873,775	873,775	1,115,794	1,115,794
Goodwill (note f, g)	630,351	8,090,566	658,904	8,119,119
Deferred tax asset (g)	4,280,015	4,280,015	4,953,934	4,953,934
Other long-term assets	5,184,067	5,184,067	5,230,829	5,230,829

Total assets	$22,474,312	$29,934,527	$23,520,358	$30,980,573

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$4,629,781	$4,629,781	$6,312,004	$6,312,004
Long-term liabilities	50,137	50,137	78,876	78,876

Shareholders’ Equity

Share capital	65,996,007	65,968,752	66,200,215	66,199,666
Contributed surplus (note c)	19,175,859	16,572,034	18,933,619	16,329,794
Deficit (note f, g)	(64,601,299)	(54,510,004)	(65,684,820)	(55,620,231)
Accumulated other comprehensive loss	(2,776,173)	(2,776,173)	(2,319,536)	(2,319,536)

	$22,474,312	$29,934,527	$23,520,358	$30,980,573

(c)	Stock-based compensation

Effective October 1, 2004, the Company adopted ASC 718, Compensation – Stock Compensation (formerly Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006.) The adoption of this guidance, effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended December 31, 2010 and 2009.

At December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is as follows:

Award type	December 31, 2010	December 31, 2009	Weighted average remaining vesting period

Stock options	$320,354	$302,688	15 months
RSU’s	293,579	-	33 months
PSU’s	106,564	-	33 months

Total	$720,497	$302,688

No amount has been included for forfeitures as the amount is immaterial.

(d)	Classification of impairment charges

Losses recognized with respect to impairments of long-lived assets have been classified as having arisen from non-operating results for Canadian reporting purposes. Under US GAAP, these items are included in the determination of the Company’s loss from operations.

(e)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, “Business Combinations”), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies ASC 350, Intangibles – Goodwill and Other, in determining if there is any impairment in value. As at December 31, 2010, no impairment in value has been recorded to date.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(g)	Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, subsequently codified as ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of ASC 740 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At June 30, 2010, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

During the year ended September 30, 2010, the Company recorded a deferred tax asset relating to the utilization of Pixology loss carryforwards to offset the current year income taxes payable in the amount of $363,728. The Company also determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not.

Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense.

Accordingly, an amount of $949,152 and $89,266 was credited against Pixology goodwill and intangibles respectively.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

US GAAP requires reversals of a valuation allowance related to acquired losses and deductible temporary differences to be recognized as a deferred tax benefit in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carryforwards and other deductible temporary differences arising in Canada. As a result the Company reversed the valuation allowance relating to these items and recorded a future tax benefit. A portion of the valuation allowance of $107,611 related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, this was recorded as a future tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss). US GAAP, however, requires the benefit associated with the reversal of a valuation allowance relating to equity items be recorded as an increase to share capital. Accordingly, for US GAAP an amount of $107,611 was recorded as an increase to share capital. During the three month period ended December 31, 2010, under Canadian GAAP the Company recorded a future tax expense of $26,706 associated with the realization of a portion of share issue costs; however under US GAAP the expense was recorded as a decrease to share capital.

(h)	Recent U.S. announcements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”. The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities. The adoption of this ASU did not have a significant impact on the financial statements of the Company.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”. ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration. The Company is still assessing the potential impact of this amendment on its financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products. The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”. ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718): escrowed share arrangements and the presumption of compensation”. ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2. The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements. ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009. The adoption of this ASU did not have a significant impact on these financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”. ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required. The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic. The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009. The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855): amendments to certain recognition and disclosure requirements. The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii) clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii) refining the scope of the disclosure requirements for reissued financial statements. The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815): scope exception related to embedded credit derivatives”. The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815. The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740): accounting for certain tax effects of the 2010 health care reform acts”. ASU 2010-12 codifies Subtopic 740-10. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718): effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.” ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability. The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, “Receivables (Topic 310)”. ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010. The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity’s portfolio of financing receivables. The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”. ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, “Accounting for Various Topics”. ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-28

In December 2010, the FASB released ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The objective of ASU 2010-28 is to address circumstances where entities have concluded that despite factors that indicate goodwill assigned to a reporting unit may be impaired, Step 2 of the goodwill impairment test (measuring the amount of impairment loss) is not performed as reporting units with zero or negative carrying amounts will generally have a fair value greater than zero. ASU 2010-28 modifies Step 1 of the goodwill impairment test to require an entity to perform Step 2 of the goodwill impairment test, for reporting units with zero or negative carrying amounts if it is more likely than not that a goodwill impairment exists. The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2010-29

In December 2010, the FASB released ASU 2010-29 “Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Under ASU 2010-29, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments have had no impact on the financial statements of the Company.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company. Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

PNI Digital Media Inc.

(TSX-V: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Three Month Period December 31, 2010

February 23, 2011

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 1

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PNI’s 2010 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2010 and for the three months ended December 31, 2010. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at February 23, 2011 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Financial and Operational Highlights

•	Generated GAAP profit before income taxes for the quarter of $1.6 million compared to $1.3 million in the first quarter of fiscal 2010

•	Processed a record number of transactions during the period, 6.4 million compared to 5.6 million during the first quarter of fiscal 2010, a 14% increase

•	Revenue for the quarter was $7.7 million compared to $7.8 million in the first quarter of fiscal 2010

•	Revenue on a constant currency basis was $8.1 million compared to $7.8 million in the first quarter of fiscal 2010

•	Transactional revenue was $6.3 million, compared to $6.3 million in the first quarter of fiscal 2010

•	Transaction fees represented 81% of total revenue vs. 81% during the same period of fiscal 2010

•	Non-GAAP adjusted EBITDA1 was $2.3 million during the first quarter of 2011, compared to a non-GAAP adjusted EBITDA of $2.7 million during the first quarter of 2010

1 – Adjusted EBITDA is a non-GAAP financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain).  A full reconciliation of the Company’s results between these non-GAAP figures and the results in accordance with GAAP is included on page 13 of this MD&A.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 2

Selected financial information

The following selected financial information has been prepared in accordance with generally accepted accounting principles in Canada and is presented in Canadian dollars.

	Three Months Ended December 31,
	2010	2009
Revenue	$7,733,805	$7,756,213
Profit from operations	$1,499,281	$1,189,860
Net profit before income taxes	$1,644,760	$1,309,235
Net profit for the period	$1,083,521	$1,244,323
Basic earnings per common share	$0.03	$0.04
Fully diluted earnings per common share	$0.03	$0.04

	As at
	December 31, 2010	September 30, 2010
Total assets	$22,474,312	$23,520,358
Net assets	$17,794,394	$17,129,478
Working capital	$6,876,323	$5,248,893

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 3

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, SAM’s Club, Blacks, CVS/Pharmacy, Tesco, ASDA, Walmart Canada, Kodak and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet or from an in-store kiosk, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”).  The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues.  PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners.  By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, Storefront.com Online Inc. and Photobox.   Of these competitors, Snapfish is the only one which currently partners with large North American retailers of a size that is comparable to those serviced by the Company.

The competition for in-store kiosk software is provided by companies such as HP, Lucidiom, Storefront.com Online Inc., Kodak and Fujifilm.   Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 4

The Company has invested in, and is building a future towards, enabling e-commerce for all types of digital content for  the retailers’ ‘Media Center’.  The PNI Digital Media Platform can enable this type of harmonized e-commerce activity, by enabling the routing of content to the manufacturing location(s) equipped to produce the end product.

Growth Strategy:

Our strategy for growth is to:

•	Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;
•	Innovate to deliver new product lines to our customers, such as our innovative new product lines for small business printing and social stationery;
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;
•	Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific; and
•	Provide a workplace conducive to attracting and retaining talented people.

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter.  The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories.  Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.  Since the latter half of 2008 the global economy has suffered a significant downturn; unemployment rates have risen, consumer confidence has decreased and the availability of disposable income has declined.   To date, we do not believe the impact of these economic conditions has been significant to our business as underlying sales from existing customers (defined as those that have been with us for more than twelve months) have continued to show growth throughout this period.  We believe this is due to the nature of the products being sold and the ability for consumers to replace more expensive gifts they may have once purchased with a lower cost, more personalized item from one of our retail partners.  This trend may not continue in future periods and we continue to monitor closely activity levels with our retail partners so that we are able to react accordingly should circumstances change.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 5

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic region

During the three month periods ended December 31, 2010 and 2009, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009

United States	62%	57%
Canada	20%	21%
Total North America	82%	78%

United Kingdom	17%	21%
Other	1%	1%

Total	100%	100%

Results from operations: 3 Months Ended December 31, 2010

Revenue

Description	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Change	% Change

Transaction fees	$6,299,661	$6,306,221	$(6,560)	(0)%
Software licences and Installation fees	656,461	775,363	(118,902)	(15)%
Membership fees	448,816	396,402	52,414	13%
Professional fees	14,345	47,057	(32,712)	(70)%
Archive fees	314,522	231,170	83,352	36%

Total	$7,733,805	$7,756,213	$(22,408)	(0)%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 6

Revenue (Constant currency basis)

Description	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Change	% Change

Transaction fees	$6,557,959	$6,306,221	$251,738	4%
Software licences and Installation fees	704,798	775,363	(70,565)	(9)%
Membership fees	465,998	396,402	69,596	18%
Professional fees	14,537	47,057	(32,520)	(69)%
Archive fees	324,698	231,170	93,528	40%

Total	$8,067,990	$7,756,213	$311,777	4%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 7

Revenues for the first quarter, ended December 31 2010 were $7,733,805 broadly similar to the quarter ended December 31, 2009 at $7,756,213.  Revenue period-on-period was impacted by the following:

•
A period-on-period decline of 4% and 7% in the strength of the US dollar and British Pound respectively compared to the Canadian dollar.  As 79% of the Company’s revenue was earned from either the United States or the United Kingdom during the period, a weakening in the value of the US dollar and British Pound relative to the Canadian dollar has a significant impact on financial results.  If exchange rates during the current quarter had been at the same levels as they were during the first quarter of fiscal 2010, revenue would have increased period-on-period by 4% to approximately $8.1 million.

•
During the fourth quarter of fiscal 2010 the Company eliminated one of the instances where it was responsible for providing fulfillment of certain items sold and as a result realized lower revenue of approximately $254,000.  This change in circumstances also led to a reduction in network delivery costs during the period.

While revenues remained broadly flat period-on-period, the number of orders placed through the PNI Platform increased by 14% reaching 6.4 million for the three month period.  Had it not been for the factors previously mentioned, overall revenue would have increased period-on-period by approximately 7%

Transaction fees continue to be the largest element of our revenue base and totaled $6,299,661 for the quarter, accounting for 81% of total recorded revenue and consistent with the first quarter of fiscal 2010.  Transaction fees were negatively impacted by the following:

•	A period-on-period decline in the strength of the US dollar and British Pound compared to the Canadian dollar resulting in approximately $258,000 in lower realized revenue; and
•	elimination of an instance where the Company was responsible for providing fulfillment of certain items sold resulting in lower realized revenue of approximately $254,000.

Had it not been for the two factors noted above, transaction fees would have increased period-on-period by 8% to approximately $6.8 million.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 8

Software license and installation fees fell by 15% period-on-period to $656,461.  While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers the 7% period-on-period weakening of the UK pound relative to the Canadian dollar has resulted in the amount of license revenue booked in the consolidated financial statements being impacted negatively by approximately $53,000.  Other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provided for recurring revenue in this area expired during fiscal 2010 and accounted for the majority of the remaining decrease; as a result sales in this area will continue to be difficult to predict as they are primarily becoming one-off in nature.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software.  Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009.  Fees earned during the first quarter totaled $448,816, representing growth of 13% period-on-period. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 70% period-on-period.  This is primarily due to a number of one-off projects completed on behalf of a number of our customers during the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work.  While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, increased 36% period-on-period to $314,522. This continues the trend seen throughout fiscal 2010.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 9

Expenses

Description	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Change	% Change

Network delivery	$1,489,647	$1,946,208	$(456,561)	(24)%
Software development	2,667,732	1,873,770	793,962	42%
General and administration	921,493	959,920	(38,427)	(4)%
Sales and marketing	267,176	228,562	38,614	17%
	5,346,048	5,008,460	337,588	7%

Share-based compensation	199,097	185,077	14,020	8%
Amortization	689,379	1,372,816	(683,437)	(50)%

Total	$6,234,524	$6,566,353	$(331,829)	(5)%

Total expenses for the first quarter of fiscal 2011 are 5% less than the first quarter of fiscal 2010.  Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses increased by 7% to $5,346,048.

The current business model allows the Company to scale and effectively grow revenue without requiring significant additional costs.  The Company is currently working on a number of new initiatives in addition to supporting its existing customer base and as such is investing in additional development resources.  It is anticipated that these initiatives will provide the Company with long-term benefits and potential future growth.  While controllable cash costs increased period-on-period by 7%, revenue remained broadly flat.  Management believes the technology can be further leveraged in future periods, however, the increase in development headcount means that the overall cost base of the Company will likely show further period on period increases for the foreseeable future.  Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 10

Quarterly summary

Network delivery costs decreased $456,561, or 24% period-on-period.  This decrease period-on-period was principally driven by reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas.  In addition, a reduction was realized in the cost of providing the customer support function on behalf of our customers.  Part of this reduction was achieved as a result of transferring additional work on to a third party professional call centre operation.  The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content.  Being able to decrease these support costs while maintaining high levels of customer services and simultaneously dealing with a 14% period-on-period volume increase was a major achievement for the Company and the result of a significant effort made during the past year by various site design teams to improve the quality of our product and service offerings.

Software development expenses have increased $793,962 or 42% period-on-period. 79 % of the increase was due to the addition of new development staff during the past twelve months who have been recruited to support the new initiatives the Company is pursuing, including the development of online business printing services and social stationery products.  In addition, the current quarter includes a one-off non-recurring charge of approximately $80,000, relating to the Company’s contribution towards the settlement of a potential claim made against a former customer by a third party. The Company received notification from its former customer during the current quarter of the settlement with the third party who were alleging infringement of a patent held by them.  Upon settlement of the case, the Company’s former customer requested that a portion of the cost of settlement be paid by the Company in accordance with an indemnification clause included in the contract that was in place during the previous relationship. The $80,000 charge recorded by the Company represents the best estimate of the amount that will be contributed by the Company.  The remainder of the increase relates to costs of supporting an increased number of development staff.   The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department.  Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have decreased by 4% to $921,493 period-on-period. Period-on-period increases in accounting and legal fees, quarterly fees to non-executive members of the board, investor relations and travel costs were mainly offset by a reduction in office running costs.  In addition, approximately $44,000 in accretion expense was booked in the first quarter of fiscal 2010 relating to payments made to the prior owners of WorksMedia to acquire the business; whereas no accretion was recorded during the current quarter as all the amount owed to the prior owners was fully paid in fiscal 2010.

Sales and marketing expenses increased by 17% to $267,176 period-on-period as a result of an increase in headcount that began towards the end of the third quarter of fiscal 2010 as the Company strengthened both its sales team and also added further internal marketing resources who work closely with the Company’s retail partners in order to help them improve their strategic marketing plans.  As a result of these increases in headcount, expenditures in this area are expected to remain at broadly similar levels to those seen this quarter in future periods.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 11

Share-based compensation costs, representing both the cost of the Company’s stock based compensation awards issued to employees, directors and consultants of the Company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have increased period-on-period by 8% to $199,097.  The period-on-period increase is principally driven by the implementation of the Company’s Deferred Share Unit Incentive Plan during the current quarter, a change in the service period of one of the principal vendors of the WorksMedia acquisition resulting in the acceleration of a portion of the compensation expense associated with shares issued as part of the WorksMedia acquisition, offset by a decrease in stock option expense due to a period-on-period decrease in the number of options that vested during the current quarter.

Amortization decreased by 50% period-on-period to $689,379.  Amortization relates to a mixture of both the amortization of intangible assets as well as items of property and equipment.  The decrease period-on-period was principally attributable to an approximate $640,000 decline in intangible asset amortization as a result of the intangible assets acquired as part of the Pixology acquisition in 2007 being fully amortized by the end of the third quarter of fiscal 2010.

Other income and expenses

During the first quarter, ended December 31, 2010, the Company recorded a realized foreign exchange loss of $25,449 and unrealized gains of $195,888.  The unrealized gain arose primarily as a result of the translation of intercompany balances between the UK subsidiaries and the Canadian parent, whilst the realized loss arose primarily as a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Cash flows

The Company recorded cash ouflows from operations of $133,310 during the first quarter of fiscal 2011 compared to cash inflows of $4,273,091 during the first quarter of fiscal 2010.  The change period-on period was principally due to the management of working capital with the remaining change due to an increase in controllable cash costs of 7% without a corresponding increase in revenues.

The Company’s most significant uses of cash in the current period were as follows:

•	On a net basis, accounts payable and accrued liabilities were reduced by $1,566,204.
•	An investment of $378,024 was made in items of property and equipment, as the Company completed its preparations for the traditionally busy holiday period in December.
•
Payments totaling $140,361 were made to repurchase for cancellation shares of the Company under the terms of a Normal Course Issuer Bid that was originally approved by TSX-V in April 2010 and revised during the current quarter to enable the Company to purchase up to 5% of the outstanding common shares of the Company or approximately 1.7 million shares;

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 12

•	Payment of $107,964 was made with respect to the capital element of the Company’s equipment lease, and represents the final payment associated with this financing arrangement.

The investment in items of property and equipment, payments to repurchase the Company’s own shares and payments against the capital lease were funded out of the Company’s existing cash reserves.

Non-GAAP Financial Measures

The following table provides a reconciliation of the Company’s profit reported in accordance with GAAP to non-GAAP Adjusted EBITDA.

	Three Months Ended
	December 31, 2010	December 31, 2009

Net profit in accordance with GAAP	$1,083,521	$1,244,323
Amortization	689,379	1,372,816
Interest expense	5,536	28,883
Income taxes	561,239	64,912
Stock based compensation expense	199,097	185,077
Unrealized foreign exchange (gain)	(195,888)	(167,973)

Adjusted EBITDA	$2,342,884	$2,728,038

Adjusted EBITDA per share – Basic	$0.07	$0.08
Adjusted EBITDA per share – Fully Diluted	$0.07	$0.08

Weighted average shares outstanding – Basic	33,777,750	33,707,682
Weighted average shares outstanding – Fully Diluted	33,914,383	33,849,707

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with GAAP.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 13

Contingencies and commitments

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  During the quarter ended December 31, 2010, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement.  As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship.  After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000.  Subsequent to the period end, the Company continues to negotiate the final allocation of the settlement charge with the former customer and expects to conclude its discussions prior to the end of the three month period ended March 31, 2011. Included in these consolidated financial statements is an accrual of US$80,000 representing the Company’s best estimate of the amount that it will be required to pay out.

During the three month period ended December 31, 2010, the Company received notice from a customer that a claim had been brought against them from a United States based entity (the “entity”), alleging that certain services offered by the Company’s customer infringed on a patent licenced by the entity.  A portion of the services that are alleged to be in breach of this patent are provided by the Company.  The Company’s customer has requested that the Company indemnify them from any damages resulting from this claim. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter to determine its potential impact.  No adjustment has been made in the financial statements as a result of this matter.

The contractual obligations and payments due as at December 31, 2010 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Property leases	943,784	263,382	526,763	153,639
Other service agreements	7,731,769	1,541,671	3,073,392	3,116,706
Purchase obligations	4,598	4,598	-	-
	8,680,151	1,809,651	3,600,155	3,270,345

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 14

Liquidity and capital resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the three month period ended December 31, 2010 the Company generated negative cash flow from operations of $133,310.  During the same three month period its working capital improved by $1,627,430 to a surplus of $6,876,323.  The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $6,876,323 at December 31, 2010 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets.  The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease.  At September 30, 2010, the Company had an outstanding obligation under this lease of $107,964, all of which was paid by December 31, 2010.

The Company’s activities are being funded out of its cash reserves.  While the Company has generated negative cash flow from operations of $133,310 during the period, it has been able to improve its working capital position.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 15

Related Party Transactions

During the three month period ended December 31, 2010, the Company incurred legal fees of $34,636 (period ended December 31, 2009 - $22,825) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2009 included $14,097 (September 30, 2010 - $4,968) related to these services.

During the three month period ended December 31, 2010, the Company incurred consulting fees of $14,900 (period ended December 31, 2009 - $nil) for services provided by a company of which a Director and Officer of the Company controls.  Accounts payable and accrued liabilities at December 31, 2010 included $nil (September 30, 2010 - $4,993) related to these services.

During the three month period ended December 31, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $8,449 (period ended December 31, 2009 - $5,049) with a company of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at December 31, 2010 included $3,406 (September 30, 2010 - $7,128) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the three month period ended December 31, 2010, the Company was recharged it proportional share of office running costs totalling $45,088 (period ended December 31, 2009: $53,565) by this related party.  In addition, during the three month period ended December 31, 2010, the Company used the software development services of this company, incurring costs of $16,957 (period ended December 31, 2009: $23,125).  At December 31, 2010, accounts payable included $23,479 (September 30, 2010: $25,118) related to these services.

During the three month period ended December 31, 2010, the Company generated revenue of $1,677 (period ended December 31, 2009: $nil) relating to transaction fees, software license and installation fees, and membership fees from a customer of which a Director and Officer of the Company controls.  Accounts receivable at December 31, 2010 included $2,609 (September 30, 2010 - $3,642) related to these services.

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $177,370 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,560,194 at risk should the financial institutions with which the deposits are held cease trading.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 16

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2010, five customers each account for 10% or more of total trade accounts receivable (December 31, 2009 – four customers).

Financial assets past due

At December 31, 2010, the Company has a provision of $183,753 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At December 31, 2010

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $
Trade accounts receivable	3,536,299	1,284,033	631,141	624,092	6,075,565
Other	13,775	35,796	-	-	49,571

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at December 31, 2010, 34% has been subsequently collected as at February 22, 2011.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 17

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At December 31, 2010, the Company had a provision for doubtful accounts of $183,753 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,115,494, accounts receivable of $1,294,713 and accounts payable of $1,561,836 which were denominated in UK £.  In addition, at December 31, 2010, the Company had cash and cash equivalents of $1,535,137, accounts receivable of $3,505,256 and accounts payable of $847,746 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the three months ended December 31, 2010 would have had.

This sensitivity analysis includes the following assumptions:

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 18

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net profit $
Change of +/- 10% in US$ foreign exchange rate	+/-419,265
Change of +/- 10% in UK£ foreign exchange rate	+/-529,077

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

During the year ended September 30, 2010, the Company recorded a net income tax recovery of $4,809,864 representing a charge for current year income tax expense of $11,892 and a release of the Company’s valuation allowance against deductible temporary differences, and  available loss carry-forwards totaling $4,821,756.

Due to the Company’s history of loss making activities, in prior years there was sufficient uncertainty regarding the ability of the group to generate profits in future periods and as a result, the Company determined that it was appropriate to take a full valuation allowance against the available future income tax assets associated with loss carry-forwards.  Based on current results and future projections, management has determined that it is more likely than not that a portion of the losses available to the Company will be utilized and accordingly, an element of the valuation allowance was released and a net future income tax asset totaling $5,861,504 was recorded on the balance sheet as at September 30, 2010.

During the three month period ended December 31, 2010, the Company recorded an income tax expense in the amount of $561,239 (December 31, 2009: $64,912) associated with the realization of a portion of the future tax asset.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 19

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010

Revenue	$7,733,805	$6,657,414	$5,681,221	$5,261,722
Net profit (loss) for the period	1,083,521	5,808,317	(109,760)	(90,886)
Basic profit (loss) per share	0.03	0.17	(0.00)	(0.00)
Fully diluted profit (loss) per share	0.03	0.17	(0.00)	(0.00)

	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009

Revenue	$7,756,213	$6,811,437	$5,443,760	$5,015,041
Net profit (loss) for the period	1,244,323	642,806	(1,877,992)	(1,475,124)
Basic profit (loss) per share	0.04	0.02	(0.05)	(0.04)
Fully diluted profit (loss) per share	0.04	0.02	(0.05)	(0.04)

Quarterly revenue breakdown

	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010

Transaction fees	$6,299,661	$4,938,524	$4,359,745	$3,727,516
Software licences and installation fees	656,461	969,246	573,303	756,983
Membership fees	448,816	409,752	426,944	445,777
Professional fees	14,345	12,897	31,869	62,236
Archive fees	314,522	326,995	289,360	269,210
	$7,733,805	$6,657,414	$5,681,221	$5,261,722

	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009

Transaction fees	$6,306,221	$4,946,441	$3,905,096	$3,525,704
Software licences and installation fees	775,363	1,133,422	941,393	893,960
Membership fees	396,402	432,186	367,594	293,414
Professional fees	47,057	104,087	52,420	145,518
Archive fees	231,170	195,301	177,257	156,445
	$7,756,213	$6,811,437	$5,443,760	$5,015,041

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 20

Outstanding share information

The following table provides outstanding share information for the Company as at December 31, 2010 and February 23, 2011.

	February 23, 2011	December 31, 2010
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,007,082	34,095,582
Common shares - outstanding	33,650,082	33,738,582
Preferred shares	-	-

Options
Outstanding	2,372,999	2,385,269
Exercisable	1,984,111	1,939,421

Deferred share units
Issued	306,600	306,600

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 21

Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of this EIC on the Company’s consolidated financial statements.

Recent US GAAP pronouncements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on the financial statements of the Company.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 22

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”.  ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 23

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 24

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, “Receivables (Topic 310)”.  ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010.  The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity’s portfolio of financing receivables.  The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”.  ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026:  Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, “Accounting for Various Topics”.  ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-28

In December 2010, the FASB released ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350):  When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”.  The amendments in ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  The objective of ASU 2010-28 is to address circumstances where entities have concluded that despite factors that indicate goodwill assigned to a reporting unit may be impaired, Step 2 of the goodwill impairment test (measuring the amount of impairment loss) is not performed as reporting units with zero or negative carrying amounts will generally have a fair value greater than zero.  ASU 2010-28 modifies Step 1 of the goodwill impairment test to require an entity to perform Step 2 of the goodwill impairment test, for reporting units with zero or negative carrying amounts if it is more likely than not that a goodwill impairment exists.  The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 25

Accounting Standards Update 2010-29

In December 2010, the FASB released ASU 2010-29 “Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations”.  The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  Under ASU 2010-29, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  The amendments have had no impact on the financial statements of the Company.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 26

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada.  In October 2009, the AcSB issued a third and final Omnibus Exposure Draft confirming that publicly accountable enterprises in Canada will be required to apply IFRS, in full and without modification for fiscal years beginning on or after January 1, 2011.  For the Company, this will be the fiscal year beginning on October 1, 2011.

The Company’s expected IFRS transition date of October 1, 2011 will require the restatement, for comparative purposes, of amounts reported on the Company’s opening IFRS balance sheet as at October 1, 2011 and amounts reported by the Company for the year ended September 30, 2011.

The Company is continuing to assess the financial reporting impacts of adopting IFRS.  While the impact on future financial position and results of operations is not fully determinable or estimable at this time, the Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is identifying and assessing these additional disclosure requirements as well as any necessary system changes that will be required on an ongoing basis.

Over the next nine months the Company expects to identify differences between Canadian GAAP and IFRS which will impact the Company’s financial statements.

IFRS Conversion Project

The Company commenced its IFRS conversion project during 2009 and has established a formal project governance structure which includes the audit committee and a separate steering committee comprised of Cory Kent, Robert Chisholm and Kyle Hall as well as other members of senior management.  As the project progresses, the Company is also considering engaging an independent external advisor to assist with the conversion project.

The Company’s IFRS conversion project consists of three stages; scoping and diagnostics, analysis and implementation.

Stage one; Scoping and Diagnostics involves project planning and identification of differences between current Canadian GAAP and IFRS and is now largely complete.  The Company is now working to identify which of the differences highlighted will have the highest impact on the Company.

Stage two; Analysis will involve detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition and summarization of new disclosure requirements upon adoption of IFRS.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 27

Stage three; Implementation will involve the execution of any changes to business or financial processes that were identified during stage one or two, formal authorization of any accounting policy changes that will be implemented and further training as necessary. All necessary information required to complete our first set of IFRS compliant financial statements will be collected during this stage.

Critical accounting estimates

The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. This option pricing model takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, staff turnover, and the risk-free interest rate over the expected life of the option.

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 28

Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, is recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.  At December 31, 2010 the Company has a net future income tax asset of $5,258,828.

At the end of the Company’s last fiscal year, September 30, 2010, the Company had net operating loss carry-forwards for Canadian tax purposes of approximately $8,812,504 that are available for carry forward to reduce taxable income in future years.  In addition, the Company had $17,235,764 (£10,591,633) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 29

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

Transaction risk. The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency.  As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice.  The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important.  Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 30

Translation risk.  The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom.  Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure.  Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems.  If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and our ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure is critical to our business.  Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation and limit our ability to renew contracts with customers as they come due or win business from new customers.  All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth.  We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 31

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at December 31, 2010.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 32

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2010	Page 33

News Release

PNI Digital Media Announces Fiscal 2011 First Quarter Financial Results

GAAP Profit before Taxes of $1.6M, $7.7M in Revenue, Adjusted EBITDA of $2.3M

VANCOUVER, BC – February 23rd, 2011 - PNI Digital Media (TSX–V: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, announced financial results for the first quarter of Fiscal Year 2011. GAAP profit before income taxes for the quarter was $1.6 million.  Revenue for the quarter was $7.7 million. If foreign currency exchange rates had remained constant, revenue for the quarter would have been approximately $8.1 million, compared to $7.8 million during the same period last year.

Fiscal 2011 First Quarter Financial and Operational Highlights:

•	GAAP net income before income taxes of $1.6 million, a 26% increase compared to $1.3 million in the first quarter of Fiscal 2010
•	Transacted 6.4 million orders over the PNI Digital Media Platform, a 14% increase compared to first quarter of Fiscal 2010
•	Revenue of $7.7 million, compared to $7.8 million in first quarter of Fiscal 2010
•	Transactional revenue of $6.3 million, consistent with the first quarter of Fiscal 2010. Transaction fees represented 81% of total revenue for the quarter, consistent with the same period last year
•	Non-GAAP adjusted EBITDA1 of $2.3 million, compared to $2.7 million during the same period last year
•	Overall expenses fell 5% to $6.2 million for the quarter
•	Cash expenses increased 7% to $5.3 million for the quarter
•	Achieved 100% uptime for the third holiday season in a row

“We have started 2011 with a record profit before taxes of $1.6 million and solid adjusted EBITDA of $2.3 million in the first quarter,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “We have a well established core business and we look forward to reigniting revenue growth as we roll out our new offerings throughout 2011”.

Conference Call

The Company will host a conference call on Wednesday, February 23rd, 2011 at 4:30pm ET (1:30pm PT) to discuss the Company’s Fiscal 2011 first quarter financial results. Mr. Kyle Hall, Chief Executive Officer, Mr. Aaron Rallo, President and Chief Operating Officer and Mr. Simon Bodymore,  Chief Financial Officer will host the call.

To join the call, please dial (888) 241-0394 (US/Canada) or (647) 427-3413 (International) and quote conference ID no. 39102493.  Please call 10 minutes prior to the scheduled start time.

PNI Digital Media will also provide a live webcast and slide presentation, available on the Company's website at http://www.pnimedia.com/webcast.  The presentation will be available for download for dial-in callers.

News Release

Consolidated Balance Sheets

	December 31, 2010	September 30, 2010

Assets

Current assets
Cash and cash equivalents	$3,737,564	$4,690,355
Accounts receivable	6,125,136	5,302,865
Prepaid expenses and other current assets	548,702	541,026
Current portion of future income tax asset	1,094,702	1,026,651

	11,506,104	11,560,897

Property and equipment	5,184,067	5,230,829
Future income tax asset	4,280,015	4,953,934
Intangible assets	873,775	1,115,794
Goodwill	630,351	658,904

	$22,474,312	$23,520,358

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,911,753	$5,471,878
Current portion of deferred revenue	602,139	613,081
Current portion of capital lease obligations	-	107,964
Future income tax liability	115,889	119,081

	4,629,781	6,312,004

Deferred revenue	50,137	78,876
	4,679,918	6,390,880

Shareholders’ Equity

Share capital	$65,996,007	$66,200,215
Contributed surplus	19,175,859	18,933,619
	85,171,866	85,133,834

Deficit	(64,601,299)	(65,684,820)

Accumulated other comprehensive loss	(2,776,173)	(2,319,536)

	(67,377,472)	(68,004,356)

	17,794,394	17,129,478

	$22,474,312	$23,520,358

News Release

Consolidated Statements of Earnings and Comprehensive Gain
	Three Months Ended
	December 31, 2010	December 31, 2009

Revenue	$7,733,805	$7,756,213

Expenses
Network delivery	1,489,955	1,947,684
Software development	2,728,289	1,924,592
General and administration	1,023,791	1,080,758
Sales and marketing	303,110	240,503
Amortization	689,379	1,372,816

	6,234,524	6,566,353

Earnings from operations before the undernoted	1,499,281	1,189,860

Realized foreign exchange (loss) gain	(25,449)	(20,140)

Unrealized foreign exchange gain	195,888	167,973

Interest income	48	425

Interest expense – capital lease	(5,536)	(27,323)

Interest expense - other	-	(1,560)

Loss on disposal of property and equipment	(19,472)	-

	145,479	119,375

Earnings before income taxes	1,644,760	1,309,235

Current income tax (expense)	-	-
Future income tax (expense) benefit	(561,239)	(64,912)

Net earnings	1,083,521	1,244,323

Other comprehensive earnings:

Unrealized foreign exchange loss on translation of self sustaining foreign operations	(456,637)	(312,056)

Comprehensive gain	$626,884	$932,267

Earnings per share

Basic	$0.03	$0.04
Fully diluted	$0.03	$0.04

News Release

Non-GAAP Financial Measures

	Three Months Ended
	December 31, 2010	December 31, 2009
Net profit in accordance with GAAP	$1,083,521	$1,244,323
Amortization	689,379	1,372,816
Interest expense	5,536	28,883
Income taxes	561,239	64,912
Stock based compensation expense	199,097	185,077
Unrealized foreign exchange (gain)	(195,888)	(167,973)

Adjusted EBITDA	$2,342,884	$2,728,038

Notes:

1 - Non-GAAP Measures

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings (loss) before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with GAAP.

Currency:

All amounts are expressed in Canadian dollars.  This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

News Release

Further information on our company can be found at http://www.PNIMEDIA.com

For Financial Information, Contact:
Simon Bodymore, CFO
(604) 893-8955 ext.229

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.  PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.